Systems, Inc.
                                                  pursuant to Rule 425 under the
                                               Securities Act of 1933 and deemed
                                             filed pursuant to Rule 14a-12 under
                                             the Securities Exchange Act of 1934

                                             Subject Company: Ross Systems, Inc.
                                                   Commission File No. 000-19092

 ON SEPTEMBER 5, 2003, ROSS SYSTEMS, INC. DISTRIBUTED THE FOLLOWING INFORMATION
                             TO CERTAIN CUSTOMERS:

Customer e-mail and letter
9/05/03

You are probably already aware that we have signed a definitive agreement whereby CDC Software Holdings Inc, a wholly owned subsidiary of chinadotcom, intends to acquire Ross Systems. The transaction is subject to regulatory approval and shareholder vote. We apologize for not informing you earlier, but as a public company, we could not disclose this information prior to the general announcements released Thursday.

This is an exciting time for Ross Systems and all of our customers. CDC Software was attracted to Ross because our focus and success. They are dedicated to enabling our ongoing success by maintaining our focus and providing access to expanded global markets. CDC Software is also committed to helping us grow our customer base and provide additional resources to accelerate and broaden our product development plans.

Our vision remains unchanged. We will continue to build Ross Systems into the leading software provider for the global process manufacturing industries and maintain the value we provide for our general business customers. We don't anticipate any operational changes that will affect you as a Ross customer. You will continue to receive the same high-quality support and services that you've come to expect from us.

At this point, I'm sure you still have many unanswered questions. Feel free to contact your Account Executive directly for more details. Additionally, the fall series of customer webinars will kick off with two sessions on the merger this coming Friday, September 12. Please visit www.rossinc.com/webinars to register
                                          ------------------------
for one of these informative sessions.

The official announcement is also posted to the Ross homepage at www.rossinc.com.
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We thank you for your continuing support and we look forward to working closely with you as the merger is completed.